

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

Albert E. Benchimol
Executive Vice President & Chief Financial Officer
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke, Bermuda HM08

> **Re:** **PartnerRe Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 001-14536**

Dear Mr. Benchimol:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief